Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers-governance.org

March 30, 2011

Dear Graco Inc. Shareowner:

SUPPORT PROPOSAL #5 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We would be grateful for your support on Proposal #5 at Graco Inc.’s April 21, 2011 annual meeting. On record date February 22, 2011 CalPERS owned approximately 231,951 shares of Graco common stock. As a significant long-term shareowner of Graco, we ask that you support our non-binding shareowner proposal asking the Board of Directors to amend the Company’s articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

MAJORITY VOTE STANDARD TRENDS

Plurality voting is rapidly being replaced with majority voting in uncontested director elections. Approximately 80% of the companies in the S&P 500 and 60% of the companies in the Russell 1000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

SHAREOWNER VOTE AT THE 2010 ANNUAL MEETING

CalPERS submitted a similar proposal to shareowners requesting the adoption of a majority voting standard at the Company’s 2010 annual meeting and received support from over 63% of the voting shares.

OTHER CORPORATE GOVERNANCE CONCERNS

CalPERS believes that fully accountable corporate governance structures produce over the long-term, the best sustainable returns to shareowners. In CalPERS view, the Company could implement additional reforms that would improve the alignment with shareowners. These include:

•	Annual elections for directors
•	Removal of supermajority voting requirements
•	Remove or seek shareowner approval of a poison pill

CalPERS Public Employees’ Retirement System Shareowner Alert

PLEASE SUPPORT PROPOSAL #5

We ask that you vote FOR proxy proposal #5, our request that Graco take the steps necessary to institute a majority-voting requirement for the election of directors.

Thank you for your support on this very important issue.

Sincerely,

ANNE SIMPSON

Senior Portfolio Manager – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Graco Inc. using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert